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Message from Clayt Daley: Trian Advisor on P&G

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"Nelson Peltz has a track record of driving long-term shareholder value. Revitalize P&G Together."

	Trian's Engaged Consumer Investments	...Where Nelson Peltz Has Served on the Board
EPS Growth vs. S&P 500[1]	+360bps (annual EPS growth differential)	+780bps (annual EPS growth differential)
Company TSR vs. S&P 500[2]	+560bps (annual TSR outperformance)	+880bps (annual TSR outperformance)

- **Most importantly, we seek to help our portfolio companies achieve value creation through improved operating performance:**

  - Re-allocating corporate resources to improve top-line growth and market share performance

  - Increasing investments to enhance and protect the company's long-term strategic positioning

  - Reducing costs/overhead in areas that impede the company's ability to compete effectively

Note: "Trian's Engaged Consumer Investments" include all of Trian's food, beverage, restaurant, and retail-focused portfolio companies across all of our equity investment vehicles since inception that were held for one year or longer and where Trian also (x) had a designee or nominee on the Board, (y) was a Schedule 13D filer, and/or (z) wrote a "white paper" and met with management. Such investments do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable.

(1) Represents average annual adjusted EPS growth outperformance for Trian's Engaged Consumer Investments vs. the S&P 500's annual EPS growth during the time that Trian held the investments. Reference to the S&P 500 here shall mean the S&P 500 Total Return Index, which includes the price changes of all underlying stocks and all dividends reinvested. S&P 500 data is obtained from Bloomberg using the SPX ticker with the inclusion of dividend re-investment. We highlight the S&P 500 here only as a widely recognized index, however, for various reasons the performance of the index and that of Trian's Engaged Consumer Investments may not be comparable. While Trian believes that earnings per share growth at Trian's Engaged Consumer Investments was attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Trian's efforts and what may have been attributable to other factors. This presentation does not provide the performance of Trian's funds or the performance of individual fund investments.

(2) Represents average total shareholder return (TSR) outperformance for the relevant companies vs. the S&P 500's TSR from the date of Trian's first purchase through the earlier of June 20, 2017 or the last day that the company's shares were publicly traded. The TSR analysis reflects the change in the stock price of each company plus the effect of dividends received over the relevant time period. The TSR outperformance figures should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of Trian's Engaged Consumer Investments were or will be profitable in any of the funds managed by Trian.